2

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                            Steakhouse Partners, Inc.
                             ----------------------
                                (Name of issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of class of securities)

                                    857875207
                             ----------------------
                                 (CUSIP number)

                                January 31, 2005
                               -------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857875207

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of above persons

         Eye of the Round, LLC - 32-0087264
------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group

(a)
       ---------
(b)      X (1)
       ---------

------------------------------------------------------------------
3.       SEC Use Only

------------------------------------------------------------------
4.       Citizenship or Place of Organization

         New York

------------------------------------------------------------------
Number of                  5.       Sole Voting Power
Shares                              885,000
Beneficially                        ------------------------------
Owned by                   6.       Shared Voting Power
Each                                0
Reporting                           ------------------------------
Person                     7.       Sole Dispositive Power
With                                885,000
                                    ------------------------------
                           8.       Shared Dispositive Power
                                    0

------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         885,000
------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         X(1)
------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)
         17% (2)
------------------------------------------------------------------
12.      Type of Reporting Person
         OO

     (1) Disclaims group and beneficial ownership of shares not owned of record.

     (2) Based upon 5,200,000 shares of common stock (exclusive of 500,000 shares committed, but not issued, to certain unsecured creditors).

(3) CUSIP No. 857875207

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of above persons

         Steven B. Sands(1)
------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group

(a)
       ---------
(b)       X(2)
       ---------

------------------------------------------------------------------
3.       SEC Use Only
------------------------------------------------------------------

4.       Citizenship or Place of Organization

         United States

------------------------------------------------------------------
Number of                  5.       Sole Voting Power
Shares                              0
Beneficially                        ------------------------------
Owned by                   6.       Shared Voting Power
Each                                1,350,000
Reporting                           ------------------------------
Person                     7.       Sole Dispositive Power
With                                0
                                    ------------------------------
                           8        Shared Dispositive Power
                                    1,350,000

------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         1,350,000(2)

------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         X(2)(3)

------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)
         19.3%(4)

------------------------------------------------------------------
12.      Type of Reporting Person
         IN

     (1) Mr. Sands is (i) the manager of Eye of the Round, LLC and (ii) chairman of the general partner of the general partner of Critical Capital Growth Fund, L.P.

     (2) Disclaims group and beneficial ownership of shares not owned of record.

     (3) Mr. Sands is registered with a registered broker-dealer (the "Broker Dealer") which served in an advisory capacity to the issuer in connection with the private sale of the issuer's securities (the "Private Offering"), as reported on a Current Report on Form 8-K of the issuer filed with the Securities and Exchange Commission on January 24, 2005. Does not include warrants to purchase an aggregate of 63,000 shares of common stock of the issuer acquired by the Broker Dealer in connection with the Private Offering ("Broker Dealer Warrants"). Mr. Sands disclaims beneficial ownership of the Broker Dealer Warrants.

     (4) Based upon 5,200,000 shares of common stock (exclusive of 500,000 shares committed, but not issued, to certain unsecured creditors).

CUSIP No. 857875207

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of above persons

         Critical Capital Growth Fund, L.P. - 94-3283319

------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group

(a)
       ---------
(b)      X (1)
       ---------

------------------------------------------------------------------
3.       SEC Use Only

------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Delaware

------------------------------------------------------------------
Number of                  5.       Sole Voting Power
Shares                              150,000
Beneficially                        ------------------------------
Owned by                   6.       Shared Voting Power
Each                                0
Reporting                           ------------------------------
Person                     7.       Sole Dispositive Power
With                                150,000
                                    ------------------------------
                           8.       Shared Dispositive Power
                                    0

------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         150,000(2)

------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         X(1)

------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)
         2.8%(3)

------------------------------------------------------------------
12.      Type of Reporting Person
         LP

     (1) Disclaims group and beneficial ownership of shares not owned of record.

     (2) Represents a Common Stock Purchase Warrant to purchase 150,000 shares of common stock of the issuer, dated December 30, 2003, as amended (the "Warrant"), issued to Critical Capital Growth Fund, L.P. ("Critical Capital") in connection with the confirmation of the First Amended Joint Plan of Reorganization of the issuer by the United States Bankruptcy Court - Central District of California on December 31, 2003. The Warrant becomes exercisable on April 1, 2005.

     (3) Based upon 5,200,000 shares of common stock (exclusive of 500,000 shares committed, but not issued, to certain unsecured creditors).

Item 1(a).     NAME OF ISSUER:

         Steakhouse Partners, Inc.

Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         10200 Willow Creek Road
         San Diego, California 92131

Item 2(a).     NAME OF PERSON FILING:

         Eye of the Round, LLC
         Steven B. Sands
         Critical Capital Growth Fund, L.P.

         The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

         The address of the business office of the Reporting Persons is:

         90 Park Avenue
         New York, New York 10016

Item 2(c).     CITIZENSHIP:

         Eye of the Round, LLC is a New York limited liability company
         Steven B. Sands is a citizen of the United States
         Critical Capital Growth Fund, L.P. is a Delaware limited partnership

Item 2(d).     TITLE OF CLASS OF SECURITIES:

         Common Stock

Item 2(e):     CUSIP NUMBER:

         857875207

Item 3:        REPORTING PERSON:

         Not applicable

Item 4.        OWNERSHIP:

See responses to Items 5 - 11 on pages 2 through 4 above.


Item 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not Applicable

Item 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
               PERSON:

         Not Applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not Applicable

Item 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
               GROUP:

         Not Applicable

Item 9.        NOTICE OF DISSOLUTION OF GROUP:

         Not Applicable

Item 10.       CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 1, 2005                  Eye of the Round, LLC

                                        By:   /s/ Steven B. Sands
                                              ------------------------------
                                              Name: Steven B. Sands
                                              Title: Manager

Date: February 1, 2005                  By:   /s/ Steven B. Sands
                                              ------------------------------
                                              Steven B. Sands

Date:  February 1, 2005                 Critical Capital Growth Fund, L.P.

                                        By:   Critical Capital L.P.
                                        Its:  General Partner

                                        By:   Critical Capital Corporation
                                        Its:  Managing General Partner

                                        By:   /s/ Steven B. Sands
                                              ------------------------------
                                              Steven B. Sands, Chairman